Exhibit 99.1

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars)

	Notes	As at March 31, 2012	As at December 31, 2011
ASSETS
Current assets
Cash and cash equivalents		$7,894,253	$9,633,608
Accounts receivable	16	2,145,413	2,018,782
Prepaid expenses and other	16	1,508,354	829,625
Inventories	4	2,249,449	1,755,729

Non-current assets
Property and equipment	6	7,500,057	6,034,674
Deferred tax assets		222,546	248,640
Intangible assets	7, 8	1,977,681	2,272,434

Total Assets		$23,497,753	$22,793,492

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued liabilities	16	4,341,377	$2,485,994
Provisions	11	41,620	41,300
Deferred revenue		450,238	396,859
Deferred licensing revenue	12	1,300,000	1,300,000
Repayable government assistance	10, 16	202,556	197,760

Non-current liabilities
Deferred tax liabilities		222,546	248,640
Convertible debentures	10	4,327,830	4,223,454
Deferred revenue		164,357	188,883
Deferred partnership fee revenue	12	4,266,666	4,591,666
Repayable government assistance	10, 16	169,175	214,402
Shareholder warrants	9, 16	11,876,354	8,278,105

Total Liabilities		$27,362,719	$22,167,063

Shareholders’ (Deficiency) Equity
Share capital	15	$98,825,650	$98,695,023
Contributed surplus	14	6,895,159	6,772,298
Equity component of convertible debentures		1,454,353	1,454,353
Deficit		(111,040,128)	(106,295,245)

Total Shareholders’ (Deficiency) Equity		$(3,864,966)	$626,429

Total Liabilities and Shareholders’ (Deficiency) Equity		$23,497,753	$22,793,492

Commitments and contingencies	19

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended
	Notes	March 31, 2012	March 31, 2011
Product sales		$3,654,045	$1,735,892
Royalty revenue		608,083	—
Deferred licensing revenue	12	325,000	200,000
Service revenue		180,247	404,938

Total revenues		$4,767,375	$2,340,830
Cost of sales		2,045,537	1,257,057

Gross margin		$2,721,838	$1,083,773

Selling and distribution costs		$1,063,487	$1,275,219
Research and development expenses		1,161,731	1,048,128
Administrative expenses		1,470,950	1,112,784

Total operating expenses		$3,696,168	$3,436,131

Loss from operations before the following		$(974,330)	$(2,352,358)

Finance costs		$(172,731)	$(167,578)
Finance income		427	7,085
Shareholder warrants revaluation adjustment	9	(3,598,249)	4,307
Gain on investment		—	25,000

Loss and comprehensive loss for the period		$(4,744,883)	$(2,483,544)

Basic and diluted loss and comprehensive loss per share for the period	18	$(0.15)	$(0.09)

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total
As at December 31, 2011	$98,695,023	$6,772,298	$1,454,353	$(106,295,245)	$626,429
Loss and Comprehensive loss	—	—	—	(4,744,883)	(4,744,883)
Exercise of warrants	130,627	(130,627)	—	—	—
Stock-based compensation	—	253,488	—	—	253,488

As at March 31, 2012	$98,825,650	$6,895,159	$1,454,353	$(111,040,128)	$(3,864,966)

	Share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total
As at December 31, 2010	$87,897,555	$5,985,190	$1,968,395	$(96,638,219)	$(787,079)
Loss and Comprehensive loss	—	—	—	(2,483,544)	(2,483,544)
Issue of share capital	10,579,682	—	—	—	10,579,682
Exercise of options	5,046	—	—	—	5,046
Stock-based compensation	—	205,020	—	—	205,020

As at March 31, 2011	$98,482,283	$6,190,210	$1,968,395	$(99,121,763)	$7,519,125

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended
	Notes	March 31, 2012	March 31, 2011
OPERATING ACTIVITIES
Loss and comprehensive loss for the period		$(4,744,883)	$(2,483,544)
Items not affecting cash
Depreciation of property and equipment	6, 13	418,182	192,210
Amortization of intangible assets	7	294,753	235,183
Stock-based compensation	14	253,488	205,020
Finance costs, including imputed interest on convertible debentures	10	104,376	96,760
Warrants revaluation adjustment	9	3,598,249	(4,307)

		$(75,835)	$(1,758,678)

Changes in non-cash working capital balances
(Decrease) increase in deferred revenue		$40,387	323,772
(Increase) decrease in accounts receivable		(126,631)	322,895
Increase in inventories		(493,720)	(799,410)
Increase in accounts payable and accrued liabilities		1,845,432	627,129
Decrease (increase) in prepaid expenses and other		(652,635)	438,812

Net change in non-cash working capital balances related to operations		$612,833	$913,198

(Decrease) increase in long term deferred revenue		(357,650)	(239,148)

Cash provided by (used in) operating activities		$179,348	$(1,084,628)

INVESTING ACTIVITIES
Additions to property and equipment Disposals of property and equipment	6	$(1,913,282 29,717)	$(749,265 27,409)
Purchase of TMR business		—	(1,000,000)

Cash used in investing activities		$(1,883,565)	$(1,721,856)

FINANCING ACTIVITIES
Issuance of common shares and warrants		—	$15,278,447
Transaction costs of common shares and warrants		—	(998,207)
Repayable government assistance	16	$(40,431)	—

Cash (used in) provided by financing activities		$(40,431)	$14,280,240

Net (decrease) increase in cash and cash equivalents during the period		$(1,744,648)	$11,473,756
Net foreign exchange difference		5,293	38,775
Cash and cash equivalents at beginning of period		9,633,608	5,597,407

Cash and cash equivalents at end of period		$7,894,253	$17,109,938

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

1.	BASIS OF PRESENTATION

These interim condensed consolidated financial statements for the three month period ended March 31, 2012 of Novadaq Technologies Inc. [the “Company”] were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”].

The same accounting policies and methods of computation were followed in the preparation of these interim condensed consolidated financial statements as were followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2011 prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the IASB. Accordingly, these interim condensed consolidated financial statements for the three month periods ended March 31, 2012 should be read together with the annual consolidated financial statements for the year ended December 31, 2011.

The preparation of interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the annual consolidated financial statements for the year ended December 31, 2011.

2.	SIGNIFICANT EVENT

On March 1, 2012, the Company registered as a Foreign Issue Filer and commenced trading on the NASDAQ exchange on that date, in addition to the Toronto Securities Exchange.

3.	STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Company’s interim condensed consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company is currently assessing the impact of the following standards on the consolidated financial statements and intends to adopt these standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

In November 2009, the IASB issued IFRS 9, which covers classification and measurement as the first part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement [“IAS 39”]. In October 2010, the Board also incorporated new accounting requirements for liabilities. The standard introduces new requirements for measurement and eliminates the current classification of loans and receivables, available-for-sale and held-to-maturity, currently in IAS 39. There are new requirements for the accounting of financial liabilities as well as a carryover of requirements from IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate early adoption and will adopt the standard when it is mandated by the IASB.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 supersedes SIC-12 Consolidations – Special Purpose Entities and replaces parts of IAS 27 Consolidated and Separate Financial Statements. The effective date of this amendment is for annual periods beginning on or after January 1, 2013.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint operation or a joint venture. The standard eliminates the use of the proportionate consolidation method to account for joint ventures. Joint ventures will be accounted for using the equity method of accounting while for a joint operation the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. IFRS 11 supersedes SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers and IAS 31 Joint Ventures. The effective date of this amendment is for annual periods beginning on or after January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interest in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities. IFRS 12 replaces the previous disclosure requirements included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Joint Ventures and IAS 28 Investment in Associates. The effective date of this amendment is for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. IFRS 13 defines fair value and establishes disclosures about fair value measurement. The effective date of this amendment is for annual periods beginning on or after January 1, 2013.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB amended IAS 1 by revising how certain items are presented in other comprehensive income. Items within other comprehensive income that may be reclassified to profit and loss will be separated from items that will not. The standard is effective for financial years beginning on or after July 1, 2012 with early adoption permitted.

IAS 28 Investments in Associates and Joint Ventures

The IASB also amended IAS 28, an existing standard, to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 12. The effective date of this amendment is for annual periods beginning on or after January 1, 2013.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

4.	INVENTORIES

Inventories by category are as follows:

	March 31, 2012 $	December 31, 2011 $
Raw materials	1,340,044	889,900
Medical devices, software and parts	804,158	742,652
TMR kits	105,247	123,177

	2,249,449	1,755,729

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

The Company manufactures the SPY Elite equipment which is rented and placed in medical facilities, as part of the revenue generating model. During the three-month period ending March 31, 2012, $1,509,998 [March 31, 2011 – $608,234] in cost of inventories has been transferred to medical devices under property and equipment.

5.	TECHNOLOGY

On January 13, 2009, the Company entered into two agreements with Intuitive Surgical® Inc. [“Intuitive”], a License and Development Agreement and a Supply Agreement. Under the License and Development Agreement, the Company and Intuitive integrated the Company’s SPY imaging technology into Intuitive’s da Vinci® robot surgical system in which the Company received the final milestone payment in August 2010.

The Company receives royalty payments for each surgical robot system sold or upgrades in existing surgical robot systems that includes the Company’s SPY imaging technology [the “Integrated Product”]. The royalty period commenced in February 2011 based on the first commercial sale of the Integrated Product and is renewable subject to certain terms and conditions.

Under the Supply Agreement, the Company is also appointed as the exclusive long-term supplier for key components of the Integrated Product and for the imaging agent used to perform each imaging procedure with the Integrated Product. Supply commenced under this agreement in February 2011, following Intuitive’s receipt of the U.S. Food and Drug Administration’s 510(k) clearance for the Integrated Product and commercialization activities were initiated.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

6.	PROPERTY AND EQUIPMENT

	Medical devices $	Furniture and fixtures $	Computer equipment $	Leasehold improvements $	Total $
Cost:
Opening balance at December 31, 2011	8,382,239	392,190	1,161,916	185,902	10,122,247
Additions	1,901,090	—	12,192	—	1,913,282
Disposals	(29,717)	—	—	—	(29,717)

Balance at March 31, 2012	10,253,612	392,190	1,174,108	185,902	12,005,812

Depreciation:
Opening balance at December 31, 2011	(2,488,182)	(386,898)	(1,121,429)	(91,064)	(4,087,573)
Depreciation	(394,086)	(1,125)	(13,909)	(9,062)	(418,182)

Balance at March 31, 2012	(2,882,268)	(388,023)	(1,135,338)	(100,126)	(4,505,755)

Net book value at March 31, 2012	7,371,344	4,167	38,770	85,776	7,500,057

	Medical devices $	Furniture and fixtures $	Computer equipment $	Leasehold improvements $	Total $
Cost:
Opening balance at December 31, 2010	4,556,136	389,190	1,126,622	184,282	6,256,230
Additions	6,370,926	3,000	35,294	1,620	6,410,840
Write down of equipment	(2,177,308)	—	—	—	(2,177,308)
Disposals	(367,515)	—	—	—	(367,515)

Balance at December 31, 2011	8,382,239	392,190	1,161,916	185,902	10,122,247

Depreciation:
Opening balance at December 31, 2010	(3,573,226)	(377,061)	(1,048,587)	(54,888)	(5,053,762)
Depreciation	(932,074)	(9,837)	(72,842)	(36,176)	(1,050,929)
Write down of equipment	1,863,095	—	—	—	1,863,095
Disposals	154,023	—	—	—	154,023

Balance at December 31, 2011	(2,488,182)	(386,898)	(1,121,429)	(91,064)	(4,087,573)

Net book value at December 31, 2011	5,894,057	5,292	40,487	94,838	6,034,674

Additions include expenditures of $1,850,206 on SPY Elite systems placed at medical institutions to generate revenue.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

7.	INTANGIBLE ASSETS

Intangible assets include licenses, distribution rights and Xillix patent rights as summarized below:

	Licenses $	SPY software $	Xillix patent rights $	Total $
Cost:
Opening balance at December 31, 2011	5,913,642	405,195	2,534,836	8,853,673

Balance at March 31, 2012	5,913,642	405,195	2,534,836	8,853,673

Amortization:
Opening balance at December 31, 2011	(5,142,503)	(202,597)	(1,236,139)	(6,581,239)
Amortization	(177,956)	(50,649)	(66,148)	(294,753)

Balance at March 31, 2012	(5,320,459)	(253,246)	(1,302,287)	(6,875,992)

Net book value at March 31, 2012	593,183	151,949	1,232,549	1,977,681

	Licenses $	SPY software $	Xillix patent rights $	Total $
Cost:
Opening balance at December 31, 2010	4,490,000	405,195	2,534,836	7,430,031
Additions	1,423,642	—	—	1,423,642

Balance at December 31, 2011	5,913,642	405,195	2,534,836	8,853,673

Amortization:
Opening balance at December 31, 2010	(4,490,000)	—	(971,548)	(5,461,548)
Amortization	(652,503)	(202,597)	(264,591)	(1,119,691)

Balance at December 31, 2011	(5,142,503)	(202,597)	(1,236,139)	(6,581,239)

Net book value at December 31, 2011	711,139	202,598	1,298,697	2,272,434

Xillix patent rights include a portfolio of owned and licensed patents which are being amortized over the term of the patents ranging from 5 to 15 years.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

8.	ACQUISITION OF PLC SYSTEMS INC.

On February 1, 2011 the Company acquired Laser System Business for Transmyocardial Revascularization [“TMR”] from PLC Systems Inc. [“PLC”]. Under the terms of the agreement, the Company acquired all assets employed by PLC in the TMR business including manufacturing rights, product inventories, equipment, intellectual property, regulatory approvals, clinical data and all documentation related to TMR.

The acquisition has been accounted for by the purchase method as follows:

$
Inventories	146,003
Property and equipment	17,095
TMR manufacturing license	1,423,642

Purchase consideration	1,586,740

The purchase consideration consisted of $1,000,000 cash paid and the settlement of the Company’s prepaid asset of $586,740 stemming from the pre-existing relationship with PLC.

9.	WARRANTS

	Broker		Shareholder		Shareholder
	Warrants	Amount	Warrants	Amount	Warrants	Amount	Total
	#	$	#	$	#	$	$
December 31, 2010	128,066	153,679	609,838	1,276,464	—	—	1,430,143
Issued	—	—	—	—	2,129,339	3,695,513	3,695,513
Exercised	(50,000)	(60,000)	—	—	—	—	(60,000)
Revaluation	—	—	—	491,975	—	2,814,153	3,306,128

December 31, 2011	78,066	93,679	609,838	1,768,439	2,129,339	6,509,666	8,371,784
Revaluation	—	—	—	804,727	—	2,793,522	3,598,249

Exercised	(58,856)	(70,627)	—	—	—	—	(70,627)

March 31, 2012	19,210	23,052	609,838	2,573,166	2,129,339	9,303,188	11,899,406

On March 24, 2011, the Company closed a private placement of U.S. $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and subsequently revalued on December 31, 2011 utilizing the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 64%; risk-free interest rate of 1.85%; expected life

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

of 4.23 years; and exchange rate of 0.98. The fair value of the warrants before transaction costs was initially U.S. $1.86 per share at issuance and at December 31, 2011 was valued at U.S. $3.06 per share.

As at March 31, 2012 the warrants were revalued at U.S. $4.37 utilizing the following assumptions: volatility rate of 64%; risk-free interest rate of 1.63%; expected life of 3.98 years; and an exchange rate of 0.998.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180 in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability at fair value through profit or loss. Broker cashless warrants of 128,066 were also issued as part of broker compensation which are exercisable for one common share at CDN $2.82 over a three-year term. Such broker warrants represented compensation provided to the brokers in connection with the private placement and were accounted for as non-cash transaction costs. The fair value of broker compensation for the services provided approximated the fair value of those warrants. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; and expected life of 5 years for shareholder warrants and 3 years for broker warrants. Shareholder warrants were initially established at U.S. $1.47 and closed December 31, 2011 at U.S. $2.90.

As at March 31, 2012, the Company revalued shareholder warrants utilizing the following assumptions: volatility rate of 64%; risk-free interest rate of 1.63%; expected life of 2.89 years; and an exchange rate of 0.998. As at March 31, 2012, shareholder warrants were valued at U.S. $4.22.

10.	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity	March 31, 2012 $	December 31, 2011 $
Interest-bearing loans and borrowings
Repayable government assistance	31/03/2015	371,731	412,162
Non-current interest-bearing loans and borrowings
Convertible debentures	18/02/2014	4,327,830	4,223,454

Total interest-bearing loans and borrowings		4,699,561	4,635,616

On February 18, 2009, the Company completed a private placement in the amount of $5,150,000 of senior, unsecured, convertible debentures maturing on February 18, 2014 [the “Debentures”]. Fairfax Financial Holdings Limited and certain of its subsidiaries subscribed for $5,000,000 and certain members of management of the Company subscribed for $150,000. The Debentures are convertible, at the option of the

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

holder, at any time prior to maturity, into common shares of the Company at a conversion price of CDN $2.33 [U.S. $1.87] per share, subject to anti-dilution adjustments.

The Debentures bear an interest rate of 5% per annum on the full amount, payable in arrears, in equal, semi-annual instalments, in cash, or at the option of the Company, in additional debentures. The effective interest rate is 9.9%. On maturity of the Debentures, the Company has the option of repaying the principal in cash or in common shares at a conversion rate equal to 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 trading days preceding the maturity date. In the event a Fundamental Change occurs [defined as the occurrence of a “Change of Control” or a “Termination of Trading”] following the original issuance of the Debentures, it may result in the Company repurchasing the Debentures at 110% of the Debenture amount, plus accrued and unpaid interest, subject to repurchasing terms in the Debenture Agreement.

On December 31, 2009, the Company and debenture holders executed the First Amending Agreement to the original Debenture Agreement permitting flexible interest rate revisions. The Company exercised its right to issue payment in kind [“PIK”] debentures for $153,478 in lieu of six months’ cash interest payment due on December 31, 2009. The PIK debentures are convertible into common shares of the Company with a conversion price of CDN $2.62 [U.S. $2.23] per share. All other terms are subject to the terms of the original Debenture Agreement. The effective interest rate is 6.6%.

The Debentures are required to be classified in their liability and equity components as determined by their fair values. The Company determined the liability component by discounting the Debentures of February 18, 2009 using a rate of 16.5% based on an assessment of similar companies in the marketplace. Similarly, the PIK debentures of December 31, 2009 were discounted utilizing a rate of 13.1%.

In September 2011, two management members exercised their right to convert debt of $85,463 in exchange for 45,488 common shares of the Company in accordance with the terms of the Debentures.

As at March 31, 2012, the principal value of the Debentures was $5,218,015. For three months ended March 31, 2012 unpaid interest of $65,059 has been accrued.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

11.	PROVISIONS

Provisions are recognized for extended warranty claims on products sold during the last 12 months, based on past experience of the level of repairs and returns. It is expected that most of these warranty claims will be incurred in the next financial year and all costs associated with the recorded provisions will have been incurred by then as well.

	March 31, 2012 $	December 31, 2011 $
Opening balance at January 1, 2011 and 2012	41,300	19,520
Arising during the period	14,460	45,760
Reversal of allowance	(14,140)	(23,980)

Ending balance at March 31, 2012 and December 31, 2011	41,620	41,300

12.	MARKETING AND DISTRIBUTION AGREEMENTS

LifeCell™ Corporation and Kinetics Concepts Inc.

On November 29, 2011, the Company, LifeCell™ Corporation [“LifeCell”] and LifeCell’s parent company, Kinetics Concepts Inc. [“KCI”], signed exclusive multi-year marketing and sales distribution alliance agreements for the commercialization of the Company’s SPY imaging system for additional surgical and wound care applications in North American and certain other markets. As part of the agreements the Company received $3,000,000 upon executing the agreement and will receive further unrelated milestone payments. These unrelated milestone payments will consist of $1,000,000 for delivery of a newly designed wound care device for KCI to use in clinical studies and a further $1,000,000 upon delivery of the first commercial sale or rental of a wound care device. Additionally, KCI or its affiliates, including LifeCell, will pay the Company $1,000,000 upon the first commercial sale or rental of a SPY device in Japan and will also pay the Company $1,000,000 for the first commercial sale or rental of a SPY device in the Middle East, Europe or Africa. Under the agreements, the Company will share on-going revenues from LifeCell’s and KCI’s sales to end customers related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure, net of contracted minimum pricing retained by the Company upon initial shipments to LifeCell or KCI. LifeCell and KCI will provide sales and marketing and distribution activities to the end customer. The Company will continue to be responsible for research and development, manufacturing and field service.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

On September 1, 2010, the Company entered into a five-year agreement with LifeCell, providing exclusive rights to market and distribute the Company’s SPY imaging system in the fields of plastic reconstructive, gastrointestinal and head and neck surgery in North America. Under the terms of the agreement, the Company received $5,000,000 including $1,000,000 from KCI, for which KCI received 281,653 shares of the Company’s common stock at a price of CDN $3.75 per share. Under the agreement, the Company shares on-going revenues from LifeCell’s sales to end customers related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure, net of contracted minimum pricing retained by the Company upon initial shipments to LifeCell. LifeCell will provide market development and commercialization activities, including professional education, clinical support, reimbursement and sales distribution for the SPY imaging system. The Company will continue to be responsible for research and development, manufacturing and field service.

As at March 31, 2012, the Company’s deferred license revenue of $5,566,666 [December 2011 – $5,891,666] represents the current and long-term portion of deferred partnership fee revenue for both the LifeCell and the LifeCell/KCI agreements.

MAQUET Cardiovascular, LLC

On January 3, 2012, the Company entered into an agreement with MAQUET Cardiovascular, LLC [“MAQUET”], naming MAQUET as the exclusive United States distributor of the Company’s CO2 Heart Laser™ System TMR and the procedure kits required to perform the TMR procedure. The agreement provides for a revenue sharing formula with respect to the sales and marketing services being provided by MAQUET and the Company supplying and supporting the products.

13.	FINANCE COSTS AND OPERATING EXPENSES

[a] Finance costs

	For the three months ended
	2012 $	2011 $
Cash paid interest on repayable government assistance	3,295	5,433

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

[b] Depreciation and cost of inventories included in the consolidated statements of loss and comprehensive loss

	For the three months ended
	2012 $	2011 $
Included in cost of sales
Depreciation	394,086	147,824
Cost of inventories recognized as an expense	398,959	24,530

Included in administrative expenses
Depreciation	24,096	44,386

[c] Employee and benefits expense

	For the three months ended
	2012 $	2011 $
Wages and salaries	1,650,932	1,515,714
Benefits and bonus expense	227,519	152,661
Social security costs/benefits	234,079	205,020

Total employee benefits expense	2,112,530	1,873,395

14.	STOCK-BASED COMPENSATION PLANS

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The stock-based compensation cost that has been recognized for the three months ended March 31, 2012 and included in the respective function line in the interim consolidated statements of loss and comprehensive loss is $253,488 [March 31, 2011 – $205,020] and has been charged to deficit.

A summary of the options outstanding as at March 31, 2012 and December 31, 2011 under the Plan are presented below:

	March 31, 2012		December 31, 2011
	Number outstanding #	Weighted average exercise price $	Number outstanding #	Weighted average exercise price $
Options outstanding, beginning of period	2,589,211	3.18	2,339,556	2.93
Options granted	—	—	370,500	4.27
Options exercised	—	—	(72,589)	1.53
Options forfeited	(500)	4.26	(48,256)	2.10

Options outstanding, end of period	2,588,711	3.18	2,589,211	3.18

Options exercisable, end of period	1,930,268	3.00	1,767,267	3.09

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the options is indicative of future trends, which may also not necessarily be the actual outcome.

There have been no modifications to the Plan during the period presented in the interim condensed consolidated financial statements.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

15.	SHARE CAPITAL AND CHANGES IN SHAREHOLDERS’ EQUITY

Issued and outstanding

	Common shares
	Number of shares #	Consideration $
Balance, December 31, 2011	32,769,462	98,695,023
Exercise of broker warrants pursuant to private placement	25,299	—

Balance, March 31, 2012	32,794,761	98,695,023

16.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

[a] Fair value

Set out below is a comparison by class of the carrying amount and fair value of the Company’s financial instruments that are disclosed in the interim condensed consolidated financial statements:

	March 31, 2012		December 31, 2011
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
Financial assets
Held-for-trading
Cash and cash equivalents	7,894,253	7,894,253	9,633,608	9,633,608
Loans and receivables
Accounts receivable	2,145,413	2,145,413	2,018,782	2,018,782

	10,039,666	10,039,666	11,652,390	11,652,390

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	11,876,354	11,876,354	8,278,105	8,278,105
Other financial liabilities
Convertible debentures	4,327,830	4,327,830	4,223,454	4,223,454
Repayable government assistance	371,731	371,731	412,162	412,162
Accounts payable and accrued liabilities	4,341,377	4,341,377	2,485,994	2,485,994

	20,917,292	20,917,292	15,399,715	15,399,715

Accounts payable and accrued liabilities include $ 897,020 with an offsetting amount to prepaid expenses and other for public offering transaction costs have been incurred but not paid.

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Convertible debentures are evaluated by the Company based on parameters such as interest rates and the risk characteristics of the instrument.

•	The fair value of repayable government assistance is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	The fair value of the shareholder warrants is estimated using the Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate.

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 – Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•

Level 2 – Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	March 31, 2012			December 31, 2011
	Level 1 $	Level 2 $	Level 3 $	Level 1 $	Level 2 $	Level 3 $
Financial assets
Cash and cash equivalents	7,894,253	—	—	9,633,608	—	—

Financial liabilities
Shareholder warrants	—	11,876,354	—	—	8,278,105	—

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

The Company has non-current investments that are classified as available-for-sale, which are measured at fair value using Level 3 inputs as of March 31, 2012.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

As at March 31, 2012 and December 31, 2011, the Company had $150,000 of principal invested in ARS with a fair value of nil. In April 2010, the brokerage firm administering the Company’s investments reported a decrease in the value of this investment based on a market devaluation of the ARS by reputable financial rating firms. In recognition of this market devaluation, the Company wrote down the fair value of the ARS to nil in the first quarter of 2010.

[c] Management of risks arising from financial instruments

The Company’s principal financial liabilities, other than shareholder warrants, comprise loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Company’s operations and to provide guarantees to support its operations. The Company has trade and other receivables and cash that are derived directly from its operations. The Company also holds available-for-sale financial instruments and enters into derivative transactions.

The Company’s activities expose it to a variety of financial risks: market risk [including foreign currency risk and interest rate risk], credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses to a limited extent derivative financial instruments to mitigate certain risk exposures. The Company does not purchase any derivative financial instruments for speculative purposes. Risk management is the responsibility of the corporate finance function, which has the appropriate skills, experience and supervision. The Company’s domestic and foreign operations, along with the corporate finance function, identify, evaluate and, where appropriate, mitigate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors. The Audit Committee provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Company policies and Company risk appetite.

The risks associated with the Company’s financial instruments are as follows:

[i] Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Components of market risk to which the Company is exposed are discussed below. Financial instruments affected by market risk include trade accounts receivable and payable, available-for-sale financial instruments and derivative financial instruments.

The sensitivity analyses in the following sections relate to the position as at March 31, 2012.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant. The analyses exclude the impact of movements in market variables on the carrying value of provisions and on the non-financial assets and liabilities of foreign operations.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

The following assumptions have been made in calculating the sensitivity analyses:

•	The interim consolidated statements of financial position sensitivity relates to shareholder warrants.

•

The sensitivity of the relevant interim consolidated statements of loss and comprehensive loss items is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held as at March 31, 2012.

Foreign currency risk

Foreign currency risk arises due to fluctuations in the fair value or future cash flows of a financial instrument due to changes in foreign exchange rates and exposure.

Since a significant part of the Company’s purchases are transacted in Canadian dollars and the Company has repayable government assistance denominated in Canadian dollars, the Company may experience transaction exposures because of volatility in the exchange rate between the Canadian and U.S. dollar. Based on the Company’s Canadian dollar denominated net inflows and outflows for the three months ended March 31, 2012, a weakening (strengthening) of the U.S. dollar of 10% would, everything else being equal, have a positive (negative) effect on net loss before income taxes [due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives] of ($62,920) [December 31, 2011 – ($73,198)]. The Company’s exposure to foreign currency changes for all other currencies is not material.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have exposure to interest rate risk as interest rates for its convertible debentures and repayable government assistance loan are fixed.

[ii] Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. The Company is exposed to credit risk from its operating activities [primarily for trade accounts receivable] and from financing activities, including cash deposits with banks and financial institutions.

Accounts receivable are subject to credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. Credit risk is mitigated by entering into sales contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. The Company has not experienced any direct material impacts to date of the economic downturn; however, the indirect impact could impact future profitability.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

Approximately $2,337,528 or 87% [December 31, 2011 – $1,957,796 or 75%] of the outstanding accounts receivable, before provisions at March 31, 2012, is due from nine customers [December 31, 2011 – nine customers]. As at March 31, 2012, one customer accounts for $988,574 of accounts receivable [December 31, 2012 – $822,075].

The Company assesses the credit risk of accounts receivable by evaluating the aging of accounts receivable based on the invoice date. The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the interim consolidated statements of loss and comprehensive loss. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against operating expenses in the interim consolidated statements of loss and comprehensive loss. As at March 31, 2012, the Company has made a provision of $526,394 [December 31, 2011 – $583,477] in respect of accounts which it believes may not be collectible. As at March 31, 2012, the Company’s accounts receivable, before provision, were 80% concentrated in the United States and Canada and 20% were concentrated in Europe and Asia [December 31, 2011 – United States and Canada – 81%, Europe and Asia – 19%].

The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the interim consolidated statements of loss and comprehensive loss within operating expenses. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against other operating expenses in the interim consolidated statements of loss and comprehensive loss. The following table sets forth details of the aging of trade accounts receivable that are not overdue, as well as an analysis of overdue amounts and related allowance for doubtful accounts:

	March 31, 2012	December 31, 2011
	$	$
Total accounts receivable	2,671,807	2,602,259
Less allowance for doubtful accounts	(526,394)	(583,477)

Total accounts receivable, net	2,145,413	2,018,782

Of which
Current	1,905,501	1,884,480
31 – 60 days	201,721	129,939
61 – 90 days	12,137	33,448
Over 90 days	552,448	554,392
Less allowance for doubtful accounts	(526,394)	(583,477)

Total accounts receivable, net	2,145,413	2,018,782

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

The movement in the Company’s allowance for doubtful accounts for the period ended March 31, 2012 and December 31, 2011 was as follows:

	March 31, 2012 $	December 31, 2011 $
Opening balance at January 1	583,477	588,746
Additional provision recognized	—	68,256
Amounts recovered during the quarter	(57,083)	(73,525)

Balance at March 31, 2012 and December 31, 2011	(526,394)	583,477

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury, responsible in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counter party. Counterparty credit limits are reviewed by the Company’s Board of Directors on an annual basis and may be updated throughout the year, subject to approval of the Company’s Finance Committee. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through the counterparty’s potential failure. The Company’s maximum exposure to credit risk for the components of the interim consolidated statements of financial position is the carrying amount of cash and cash equivalents and other current financial assets.

[iii] Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. The Company manages this risk by monitoring detailed quarterly cash forecasts for the next 12 months, and annual forecasts for the following one-year period to ensure adequate and efficient use of cash resources. The Company has accounts payable and accrued liabilities, interest payable and repayable government assistance that have contractual cash flows approximating their fair value and have maturities of less than one year. The Company attempts to achieve this obligation through managing cash from operations and through the availability of funding from strategic alliances or equity placements.

The tables below summarize the maturity profile of the Company’s financial liabilities as at March 31, 2012 and December 31, 2011 based on contractual undiscounted payments:

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

As at March 31, 2012:

	Total $	Less than 1 year $	1 to 3 years $	4 to 5 years $	Thereafter $
Convertible debentures	5,218,015	—	5,218,015	—	—
Convertible debentures interest payable	513,939	260,901	253,038	—	—
Repayable government assistance	371,731	202,556	169,175	—	—
Repayable government assistance interest payable	65,012	47,135	17,877	—	—
Accounts payable and accrued liabilities and provisions	4,382,997	4,382,997	—	—	—

Total financial liability payments	10,551,694	4,893,589	5,658,105	—	—

As at December 31, 2011:

	Total $	Less than 1 year $	1 to 3 years $	4 to 5 years $	Thereafter $
Convertible debentures	5,218,015	—	5,218,015	—	—
Convertible debentures interest payable	556,827	260,901	295,926	—	—
Repayable government assistance	412,162	197,760	214,402	—	—
Repayable government assistance interest payable	80,053	52,262	27,791	—	—
Accounts payable and accrued liabilities and provisions	2,527,294	2,527,294	—	—	—

Total financial liability payments	8,794,351	3,038,217	5,756,134	—	—

Capital management

The primary objective of the Company is to ensure receipt of sufficient funds from sales, equity offerings, deferred partnership fee revenue and debt instruments to support the cash requirements for ongoing operations.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

17.	RELATED PARTY DISCLOSURES

A director of the Company is also a director of Fairfax Financial Holdings Limited.

As at March 31, 2012 and December 31, 2011, the Company has no receivable or payable amounts with key management personnel or directors.

18.	LOSS PER SHARE

The Company has authorized share capital as follows: common shares – unlimited, no par value; preference shares – unlimited, no par value, issuable in one or more series.

Basic loss per share amounts are calculated by dividing net loss for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the net loss and share data used in the basic and diluted loss per share computations:

	For the three months ended
	March 31, 2012 $	March 31, 2011 $
Comprehensive loss attributable to shareholders for basic and diluted loss per share	(4,744,883)	(2,483,544)

Weighted average number of shares outstanding for basic and diluted loss per share	32,786,700	28,318,014

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these interim condensed consolidated financial statements.

The conversion of outstanding stock options, warrants and convertible debentures has not been included in the determination of basic and diluted loss per share as to do so would have been anti-dilutive.

19.	COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into lease commitments for office premises located in Mississauga, Ontario, Richmond, British Columbia and Taunton, Massachusetts. The total future minimum annual lease payments, including four months of free base rent in Richmond, British Columbia and proportionate operating expenses for three locations, are as follows:

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

$
Within one year	423,885
After one year but not more than five years	423,810
More than five years	—

847,695

Sales and marketing agreement

On September 1, 2010, the Company entered into a five-year agreement with LifeCell, providing exclusive rights to market and distribute the SPY Imaging Technology in the fields of plastic reconstructive, gastrointestinal and head and neck surgery in North America. Pursuant to the agreement, the Company has a three-year annual commitment to spend a minimum amount on research and development which is within normal business operating expenses.

Loan agreement

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow up to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. Since its inception and as at March 31, 2012, the Company has not utilized the credit facility. The Company is in compliance with the financial covenants and reporting requirements as at March 31, 2012.

Contingent liabilities

On September 2, 2011, a former employee commenced litigation against the Company in Ontario seeking damages for wrongful dismissal. The Company has refuted an offer to settle as the Company believes the former employee’s claim is without merit and is vigorously defending against this claim.

On June 29, 2011, a customer commenced a claim for breach of contract against the Company seeking damages for an undetermined amount, alleged to be in excess of $25,000. The lawsuit alleges that the Company committed a breach of contract by refusing to supply the customer. The Company has filed its defence denying a breach of contract and intends to vigorously defend against this claim.

20.	SUBSEQUENT EVENT

On April 9, 2012, the Company announced that it had completed the closing of its public offering of 7,015,000 common shares at a price of $5.75 per share. Gross proceeds from the offering were approximately $40.3 million resulting in cash proceeds of $36.9 million, net of estimated transaction costs.